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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           MARKLAND TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   570 658 104
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                                 (CUSIP Number)

                                  Chad A. Verdi
                             Verdi Consulting, Inc.
                   5600 Post Road # 114-372 East Greenwich RI
                                  401-454-1810
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 17, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 570-658-104
                                   13D/A                                  PAGE 2
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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).

         VERDI CONSULTING, INC.
         I R.S. IDENTIFICATION NO 02-0563532.
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X]
         (b) [ ]
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3.       SEC Use Only

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4.       Source of Funds (See Instructions) 00

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [ ]

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6.       Citizenship or Place of Organization

         Rhode Island
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                 7. Sole Voting Power          1,459,322* SHARES OF COMMON STOCK
Number of     ------------------------------------------------------------------
Shares
Beneficially     8. Shared Voting Power        1,459,322* SHARES OF COMMON STOCK
Owned by      ------------------------------------------------------------------
Each
Reporting        9. Sole Dispositive Power     1,459,322* SHARES OF COMMON STOCK
Person With   ------------------------------------------------------------------

                10. Shared Dispositive Power   1,459,322* SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,459,322* SHARES OF COMMON STOCK

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) [ ]

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13.      Percent of Class Represented by Amount in Row (11) 1.62%

--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions) CO

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* Shares owned by Verdi Consulting Inc,. may be deemed to be beneficially owned by Chad A. Verdi, the sole shareholder of Verdi Consulting, Inc.

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CUSIP NO. 570-658-104
                                     13D/A                                PAGE 3
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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).

         CHAD A. VERDI
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X]
         (b) [ ]
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3.       SEC Use Only

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4.       Source of Funds (See Instructions) 00

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [ ]

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6.       Citizenship or Place of Organization

         UNITED STATES
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                 7. Sole Voting Power          1,459,322  SHARES OF COMMON STOCK
Number of      -----------------------------------------------------------------
Shares
Beneficially     8. Shared Voting Power        1,459,322  SHARES OF COMMON STOCK
Owned by       -----------------------------------------------------------------
Each
Reporting        9. Sole Dispositive Power     1,459,322  SHARES OF COMMON STOCK
Person With    -----------------------------------------------------------------

                10. Shared Dispositive Power   1,459,322  SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,459,322 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11) 1.62%

--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


This Amendment No. 1 relates to the Schedule 13D filed on behalf of Verdi Consulting, Inc. and Chad A. Verdi (collectively, the "Reporting Persons") with the Securities and Exchange Commission on January 13, 2005 (the "Schedule 13D"), relating to shares of common stock of Markland Technologies, Inc., a public company with a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 7 OF THE SCHEDULE 13D ARE AMENDED AND SUPPLEMENTED AS FOLLOWS

ITEM 1. SECURITY AND ISSUER

This statement, as amended, relates to the shares of common stock, $0.0001 par value per share of Markland Technologies, Inc. (the "Company"), a Florida corporation. The Company's principal executive offices are located at 54 Danbury Road, Suite #207, Ridgefield, Connecticut 06887.

Amendment # 1 to the Company's quarterly report on Form 10-QSB for the quarter ended December 31, 2004, states that on February 17, 2005 there were 89,818,500 shares of common stock,$0.0001 par value, of the Company issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND

2(a): This statement, as amended, is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Verdi Consulting, Inc., a company incorporated under the laws of the State of Rhode Island ("Verdi Consulting") and (ii) Chad A. Verdi, an individual ("Mr. Verdi"). Mr. Verdi is the sole shareholder and the president of Verdi Consulting, Inc.

2(b): The business address for Verdi Consulting and Mr. Verdi is 5600 Post Road # 114-372 East Greenwich RI.

2(c): The business of Verdi Consulting, Inc. is that of a corporation engaged in the business of advising companies on business development and financing. Mr. Verdi is an independent consultant who owns and controls Verdi Consulting.

2(d): None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

2(e): None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f): Mr. Verdi is a United States citizen. Verdi Consulting is a private company incorporated under the laws of the State of Rhode Island.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As reported in the Schedule 13D filed by the Reporting Persons on January 13, 2005, the Reporting Persons acquired shares of the Company common stock as consideration for consulting work performed by the Reporting Persons pursuant to the terms of the following agreements (together "The Agreements") which are being filed as exhibits hereto and are also being incorporated by reference into this statement, as amended:

EXHIBIT A: Consulting Agreement by and between Markland Technologies, Inc., Verdi Consulting, Inc. and Chad A. Verdi, dated May 12, 2004 filed with the SEC on May 24, 2004 as Exhibit 10.35 to Markland's quarterly report on Form 10-QSB (SEC FILE # 000-28863).

EXHIBIT B: Amendment to the Consulting Agreement by and between Markland Technologies Inc. and Verdi Consulting, dated June 16, 2004 filed with the SEC on June 16, 2004 as Exhibit 10.35 to Markland's registration statement on Form SB-2 filed on June 16, 2004, (SEC FILE # 333- 333-115395).

EXHIBIT C: Consultant Agreement by and between Markland Technologies, Inc. and Verdi Consulting, Inc., dated January 1, 2005 filed with the SEC as Exhibit 99.9 to the Company's current report on Form 8-K, on January 7, 2005.(SEC FILE # 000-28863).

The Reporting Persons did not acquire beneficial ownership of any of the Common Stock with borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure set forth in response to Items 3 and 6 is also incorporated herein in this section in its entirety.

The Reporting Persons acquired the common stock as consideration for services provided to the Company pursuant to the Agreements. The Reporting Persons acquired the common stock for investment purposes only.

The Reporting Persons will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action:

         (i)   continuing to hold the Common Stock for investment;
         (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions;
         (iii) acquiring additional shares of the Common Stock in the open market or in privately-negotiated transactions; or
         (iv)  hedging transactions with respect to the Common Stock.

The Reporting Persons have not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The Reporting Persons' future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Company in the future, including the market price of the Company's Common Stock, the Company's prospects and the Reporting Persons' portfolio.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12 of the Securities Act of 1934, as amended; or

         (j) any action similar to any of those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

         (i) Verdi Consulting beneficially owns 1,459,322 shares of the Company's common stock, making it the beneficial owner of 1.62% of the Company's common stock.

         (ii) Mr. Verdi beneficially owns 1,459,322 shares of the Company's common stock, making him the beneficial owner of 1.62% of the Company's common stock.

(b) The table below sets forth for the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.


                             Mr. Verdi              Verdi Consulting

--------------------------- ----------------------- ----------------------------
Sole Power to Vote/          1,459,322              o
Direct Vote
--------------------------- ----------------------- ----------------------------
Shared Power to
Vote/Direct
Vote                         1,459,322               1,459,322
--------------------------- ----------------------- ----------------------------
Sole Power to
Dispose/ Direct
Disposition                  1,459,322              0
--------------------------- ----------------------- ----------------------------
Shared Power to              1,459,322               1,459,322
Dispose/ Direct
Disposition
--------------------------- ----------------------- ----------------------------

(c) There have been no purchases or sales of the Company's common stock by any of the reporting Persons within the last sixty days, except that:

         Pursuant to the Agreements, the Reporting Persons received 3,584,322 shares of the Company's Common Stock, as compensation for services rendered to the Company. The Company issued these securities in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended. These shares have not been registered with the SEC. On January 17, 2005, the Reporting Persons sold 2,125,000 securities.

(d) No person other than the owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Agreements are being filed as exhibits to the this statement, as amended, and are being incorporated herein by reference herein:

EXHIBIT A: Consulting Agreement by and between Markland Technologies, Inc., Verdi Consulting, Inc. and Chad A. Verdi, dated May 12, 2004 filed with the SEC on May 24, 2004 as Exhibit 10.35 to Markland's quarterly report on Form 10-QSB (SEC FILE # 000-28863).

EXHIBIT B: Amendment to the Consulting Agreement by and between Markland Technologies Inc. and Verdi Consulting, dated June 16, 2004 filed with the SEC on June 16, 2004 as Exhibit 10.35 to Markland's registration statement on Form SB-2 filed on June 16, 2004, (SEC FILE #333-115395).

EXHIBIT C: Consultant Agreement by and between Markland Technologies, Inc. and Verdi Consulting, Inc., dated January 1, 2005 filed with the SEC as Exhibit 99.9 to the Company's current report on Form 8-K, on January 7, 2005.(SEC FILE # 000-28863).

Pursuant to these Agreements Verdi Consulting and Mr. Verdi provide consulting services to the Company.

                      AGREEMENT WITH VERDI CONSULTING, INC.

         On January 3, 2005, we also entered in to a Consultant Agreement with Verdi Consulting, Inc. ("Verdi"). Chad A. Verdi is the sole shareholder of Verdi Consulting, Inc. This agreement supplants a previous agreement with Verdi dated May 12, 2004, amended in June 2004. On January 13, 2005 Mr. Verdi disclosed beneficial ownership of 7.65% of the Company's outstanding common stock. According to the Company's records, as of March 4, 2005, Mr. Verdi is the beneficial owner of 1.62% of the Company's outstanding common stock. Mr. Verdi's agreement provides for:

         o Mr. Verdi is to commence service for the Company as a development and financing consultant;
         o        the term of five years beginning on January 2, 2004;
         o Mr. Verdi will receive a base salary of $25,000.00 per month (total of $300,000.00 per year);
         o Mr. Verdi will receive payment of all necessary and reasonable out-of-pocket expenses incurred by Verdi in the performance of its duties under this agreement;
         o Mr. Verdi will receive up to $5,000 monthly for auto expense, business office expense and medical and life insurance expenses;
         o eligibility to participate in bonus or incentive compensation plans that may be established by the Board from time to time applicable to Verdi's services;
         o eligibility to receive a bonus if we achieve revenue and revenue and profit milestones set by the Board; and
         o conditional stock awards granted at different periods, earned based upon a performance criteria achieved by the Company and set by the Board.

         The employment agreement provides for periodic grants of our common stock to Mr. Verdi. Each individual grant is conditioned upon the Company achieving performance objectives, based on a plan to be ratified by the Board during regularly scheduled meetings for each of the applicable years. The number of shares of common stock to be granted on each grant date is equal to the product of (a) the number of fully diluted shares outstanding at the grant date and (b) the stock percentage associated with that grant date.

          ------------------- -------------------------- -----------------------
          GRANT                   STOCK PERCENTAGE            DATE FOR GRANT
          ------------------- -------------------------- -----------------------
          Grant One                      2.5%            April 1, 2004
          ------------------- -------------------------- -----------------------
          Grant Two                      1.0%            July 1, 2004
          ------------------- -------------------------- -----------------------
          Grant Three                    1.0%            October 1, 2004
          ------------------- -------------------------- -----------------------
          Grant Four                     2.5%            January 3, 2005
          ------------------- -------------------------- -----------------------
          Grant Five                     0.5%            July 1, 2005
          ------------------- -------------------------- -----------------------

         As reported in our current report on Form 8-K filed on January 7, 2005, the first grant, made on January 3, 2005, was for 3,584,322 shares. These shares have not been registered with the SEC and were granted in reliance on Section 4(2) of the Securities Act. The result of this grant is that Mr. Verdi is the beneficial owner of 4,210,328 shares of our common stock, which is 5.06% of our outstanding common stock.

         Shares issued to Verdi Consulting are non transferable and subject to forfeiture. If the Company files a registration statement following the date of the final grant, Verdi Consulting has the right to participate in such registration statement. The agreement also provides for preemptive rights in connection with potentially dilutive events for a period of five years from the effective date of the agreement.

         Verdi Consulting will be eligible to receive a bonus of up to 300% of his annual base salary. For any quarter of the Company's operations, Verdi Consulting will be eligible for a portion of his bonus if the Company achieves revenue and profit milestones set forth by the Board in its periodic meetings. For the first year of the agreement, the revenue milestone was $1 million in each quarter and $6 million for calendar year 2004.

         The consulting agreement provides that in the event that Verdi Consulting's engagement with us is terminated by us without cause (as that term is defined in Section 8 of the agreement), or by Verdi Consulting for "Good Reason" (as that term is defined in Section 8(f) of the agreement) we will continue to pay Verdi Consulting`s cash payment and provide health insurance through the earlier of (a) three months from the date of termination or (b) until Verdi finds another full time engagement. In the event that Verdi Consulting, Inc. 's engagement with us is terminated for any other reason, there will be no continuation of cash salary payments or health insurance.

         The agreement contains a change in control provision that provides for an acceleration of stock grants and cash payments to Verdi Consulting upon a change in control resulting in the a change in the majority ownership of the Company, resignation or termination of a majority of the current board of directors within a two month period, or replacement of the Chief Executive Officer or President. In the event of such a change in control, all pending stock grants will immediately be granted and an amount equal to the lesser of three times his then current cash salary or the cash salary owed through the end of the employment agreement will be placed in an escrow account for distribution to Verdi Consulting

The Consultant Agreement with by and between Markland Technologies, Inc. and Verdi Consulting, dated January 2, 2005 filed with the SEC as Exhibit 99.9 to our current report on Form 8-K supplants the following prior agreements

         o Consulting Agreement filed with the SEC as Exhibit 10.35 to Markland's quarterly report on Form 10-QSB, by and between Markland Technologies, Inc., Verdi Consulting, Inc. and Chad
                  A. Verdi, dated May 12, 2004. See Exhibit A.

         o        Amendment to the Consulting Agreement filed with the SEC as
                  Exhibit 10.42 to Markland's registration statement on Form SB-2 filed on June 16, 2004, by and between Markland Technologies Inc. and Verdi Consulting, dated June 12, 2004. See Exhibit B.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

THE FOLLOWING MATERIALS ARE BEING FILED AS EXHIBITS AND ARE BEING INCORPORATED BY REFERENCE.

EXHIBIT A: Consulting Agreement by and between Markland Technologies, Inc., Verdi Consulting, Inc. and Chad A. Verdi, dated May 12, 2004 filed with the SEC on May 24, 2004 as Exhibit 10.35 to Markland's quarterly report on Form 10-QSB (SEC FILE # 000-28863).

EXHIBIT B: Amendment to the Consulting Agreement by and between Markland Technologies Inc. and Verdi Consulting, dated June 16, 2004 filed with the SEC on June 16, 2004 as Exhibit 10.35 to Markland's registration statement on Form SB-2 filed on June 16, 2004, (SEC FILE # 333- 333-115395).

EXHIBIT C: Consultant Agreement by and between Markland Technologies, Inc. and Verdi Consulting, Inc., dated January 1, 2005 filed with the SEC as Exhibit 99.9 to the Company's current report on Form 8-K, on January 7, 2005.(SEC FILE # 000-28863).

EXHIBIT D: Joint Filing Agreement dated March 4, 2005

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      Date:  March 4, 2005

                                      VERDI CONSULTING, INC.


                                      Signature:  /s/  Chad A. Verdi
                                      Name:  Chad A. Verdi
                                      Title: President of Verdi Consulting, Inc.

                                      CHAD A. VERDI


                                      Signature:  /s/  Chad A. Verdi
                                      Name:  Chad A. Verdi

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT A: Consulting Agreement by and between Markland Technologies, Inc., Verdi Consulting, Inc. and Chad A. Verdi, dated May 12, 2004 filed with the SEC on May 24, 2004 as Exhibit 10.35 to Markland's quarterly report on Form 10-QSB (SEC FILE # 000-28863).*

EXHIBIT B: Amendment to the Consulting Agreement by and between Markland Technologies Inc. and Verdi Consulting, dated June 16, 2004 filed with the SEC on June 16, 2004 as Exhibit 10.35 to Markland's registration statement on Form SB-2 filed on June 16, 2004, (SEC FILE # 333- 333-115395).*

EXHIBIT C: Consultant Agreement by and between Markland Technologies, Inc. and Verdi Consulting, Inc., dated January 1, 2005 filed with the SEC as Exhibit 99.9 to the Company's current report on Form 8-K, on January 7, 2005.(SEC FILE # 000-28863).*

EXHIBIT D: Joint Filing Agreement dated March 4, 2005

*Filed with the SEC and incorporated herein by reference.

                                                                       EXHIBIT C
                                                                       ---------



                             JOINT FILING AGREEMENT
                             ----------------------

         This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules adopted thereunder may be filed on each of their behalf on
Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirement for making a joint filing under Rule 13d-1.

Dated: March 4, 2005



VERDI CONSULTING, INC.

By:      /s/ Chad A. Verdi
         -----------------------
         Name:   Chad A. Verdi
         Title:   President

CHAD A. VERDI


By:      /s/ Chad A. Verdi
         -----------------------
         Chad A. Verdi